

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2012

Via E-Mail
Ernest M. Freedman
Chief Financial Officer
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80237

> **Re: Apartment Investment and Management Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 001-13232**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011 filed February 23, 2012

Capitalized Costs, page 32

1.   Please tell us, and disclose as part of your critical accounting policies and significant accounting policies in future filings, the capitalization period including when the capitalization period begins and ends and how that is determined.

Funds From Operations, Pro forma Funds From Operations and Adjusted Funds From Operations, page 32

2.   We note your disclosure that computation of AFFO is subject to definitions of capital spending, which are subjective. Please tell us, and disclose in future

filings, how you define capital replacements and how you determine the amount included in the computation of AFFO.

Investing Activities, page 35

3.   In future filings please expand your disclosure to include additional analysis of your capital expenditures breaking them down between new development, redevelopment/renovations, and other capital expenditures (i.e. capitalized interest, capitalized payroll, etc.) by year. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future. The total of these capitalized expenditures should reconcile to the capitalized expenditures included in cash flow from investing activities within the consolidated statement of cash flows.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

                                Sincerely,

                                /s/ Daniel L. Gordon

                                Daniel L. Gordon
                                Branch Chief